Sally Beauty Holdings, Inc.

3001 Colorado Blvd., Denton, Texas 76210

Phone Number:  940-297-2000

Fax Number:  940-297-3560

May 4, 2010

VIA EDGAR

H. Christopher Owings

Assistant Director

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:                             Sally Beauty Holdings, Inc.

Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2009

Filed November 19, 2010

Definitive Proxy Statement on Schedule 14A

Filed December 11, 2009

Quarterly Report on Form 10-Q for the Fiscal Period Ended December 31, 2009

Filed February 4, 2010

File No. 001-33145

Dear Mr. Owings:

This letter sets forth the responses of Sally Beauty Holdings, Inc. (the “Company” or “SBH”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, received in your letter dated April 20, 2010 (the “Comment Letter”), addressed to Mr. Gary G. Winterhalter, our President and Chief Executive Officer.

For the convenience of the Staff, we have set forth below the text of each of the Staff’s comments included in the Comment Letter followed by our response.

Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2009

Item 1. Business, pages 7 and 10

1.              We note your disclosure by segment of the percentage of sales contributed by merchandise category for fiscal 2009. Please expand your disclosure to include the same information for all periods presented. See Item 101(c)(1)(i) of Regulation S-K.

Response:

In future filings, the Company will include information on the percentage of sales contributed by merchandise category for all periods presented.  The disclosure will be in substantially the following form:

The following table sets forth the approximate percentage of Sally Beauty Supply’s sales by merchandise category:

	Year Ended September 30,
	2009	2008	2007
Hair color	22.0%	21.7%	21.3%
Hair care	18.8%	18.5%	17.6%
Brushes, cutlery and accessories	16.9%	16.8%	14.1%
Skin and nail care	13.2%	12.4%	17.8%
Electrical appliances	11.9%	13.2%	13.8%
Ethnic products	8.7%	9.1%	9.8%
Other beauty items	8.5%	8.3%	5.6%
Total	100.0%	100.0%	100.0%

The following table sets forth the approximate percentage of BSG’s sales by merchandise category:

	Year Ended September 30,
	2009	2008	2007
Hair care	38.5%	38.1%	39.5%
Hair color	28.4%	26.3%	22.5%
Promotional items(a)	12.5%	12.4%	12.7%
Skin and nail care	7.7%	8.0%	8.7%
Electrical appliances	4.9%	6.5%	7.5%
Brushes, cutlery and accessories	3.2%	3.6%	3.8%
Other beauty items	4.8%	5.1%	5.3%
Total	100.0%	100.0%	100.0%

Risk Factors, page 16

2.              Please delete the third sentence of this section in which you state that other unknown or immaterial risks may also materially impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Response:

In future filings, the third sentence of the “Risk Factors” section will be deleted as requested.

Item 6. Selected Financial Data, page 36

3.              Please expand your disclosure in footnote (f) on page 37 and footnote (b) on page 48 of which stores are included in your same store sales calculation to include how you treat relocated stores or expansions in store square footage. If store size and format remained constant over the comparison periods, please advise.

Response:

The Company generally excludes stores relocated from its same store calculation. In the event that a store is relocated within the same shopping center, however, the relocated store is included in the same store calculation. In the Company’s history, store relocations within the same shopping center have been few and infrequent. Renovations of the Company’s stores do not generally involve changing a store’s square footage. In the event that the renovation of a store results in a change in the store’s square footage, however, the renovated store is included in the same store calculation. In the Company’s history, store renovations resulting in a change to a store’s square footage have been few and infrequent.

During the fiscal years ended September 30, 2009, 2008 and 2007, store relocations and/or expansions were not material to the Company’s calculation of same store sales because store size and formats have remained relatively constant over these fiscal years as a result of the foregoing. In future filings, the Company will expand its disclosure to describe the treatment of store relocations and expansions, if material to the calculation.

Item 15. Exhibits and Financial Statement Schedules, page 76

4.              Please file as an exhibit the letter agreement dated as of February 26, 2007 with Clayton, Dubilier & Rice, LLC, a related party, or tell us why you are not required to do so.

Response:

As requested, the Company will file the Amended and Restated Letter Agreement between Sally Beauty Holdings, Inc. and Clayton, Dubilier & Rice, LLC dated February 24, 2010, as an exhibit in future filings.  The Company had not previously filed the letter agreement as an exhibit because Item 601(b)(10)(iii)(A) of Regulation S-K only requires compensatory contracts to be filed if a director “participates” in such arrangement.  Since the letter agreement is between SBH and Clayton, Dubilier & Rice, LLC, the Company did not deem the directors as “participants” in the agreement.

5.              Please revise the disclosure following the exhibit index on pages 81 -82 to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws. Specifically, please revise the language as follows:

•                  Revise the first full sentence on page 82 to indicate that the representations and warranties “were made solely for the benefit of the other parties....” [emphasis added]

•                  Revise the first bullet to indicate that the representations and warranties “were not intended to be treated as categorical statements of fact....” [emphasis added]

•                  Revise the second bullet to indicate that the representations and warranties “may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement.” [emphasis added]

•                  Revise the second bullet to delete the phrase “which disclosures are not necessarily reflected in the agreement.”

•                  Revise the last bullet to delete the phrase “and are subject to more recent developments.”

•                  Delete the first sentence of the last paragraph on page 82.

•                  Add a sentence acknowledging that, notwithstanding the inclusion of this cautionary language, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your filing not misleading.

Please note that this comment also applies to your Quarterly Report on Form 10-Q for the fiscal period ended December 31, 2009.

Response:

In future filings, the above-referenced disclosure following the exhibit index will be deleted in its entirety.

Exhibits 2.1 — 2.6

6.              With respect to Exhibits 2.1 through 2.6, please include an agreement to furnish us with any omitted schedule or exhibit upon request. Refer to Item 601(b)(2) of Regulation S-K. Please note that this comment also applies to your Quarterly Report on Form 10-Q for the fiscal period ended December 31, 2009.

Response:

In future filings, the Company will include an agreement to furnish the Staff with a copy of any omitted schedule or exhibit upon request pursuant Item 601(b)(2) of Regulation S-K with respect to Exhibits 2.1 through 2.6.

Exhibit 10.27

7.              In future filings, please file this Agreement and Plan of Merger as an exhibit under Item 601(b)(2) of Regulation S-K instead of under Item 601(b)(10) of Regulation S-K. In addition, please include an agreement to furnish us with any omitted schedule or exhibit upon request. Refer to Item 601(b)(2) of Regulation S-K.

Response:

In future filings, the Company will file the Agreement and Plan of Merger by and among Beauty Systems Group LLC, Lady Lynn Enterprises, Inc., Schoeneman Beauty Supply, Inc., the Shareholders and F. Dale Schoeneman, dated September 30, 2009, as an exhibit under Item 601(b)(2) of Regulation S-K.   The Company will also include an agreement to furnish the Staff with any omitted schedule or exhibit upon request.

Signatures, page 83

8.              Your Form 10-K is not signed as provided in the Form. While your principal executive officer, principal financial officer and principal accounting officer have signed for the registrant, none of them has signed below the relevant language in Form 10-K indicating that such persons are signing on behalf of the registrant and in the individual capacities indicated. Please confirm that each of these officers has signed the Form 10-K in the capacities listed under such officer’s name and amend your future Form 10-K filings to provide for signatures as provided in the form. Refer to Form 10-K and General Instruction D(2)(a).

Response:

We hereby confirm that our principal executive officer, principal financial officer and principal accounting officer signed our Form 10-K for the fiscal year ended September 30, 2009 in the capacities listed under such officer’s name.   In future filings, the signature page will be amended to include signatures by our principal executive officer, principal financial officer and principal accounting officer below the relevant language in Form 10-K indicating that such persons are signing on behalf of the registrant and in the individual capacities indicated.

Financial Statements and Financial Statements Schedules

Consolidated Financial Statements - Sally Beauty Holdings, Inc. as of September 30, 2009

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies, page F-8

General

9.              Please tell us whether you receive any material initial or continuing franchise fees related to your nearly 200 franchised stores in operation as of September 30, 2009.

Response:

We did not receive any material initial or continuing franchise fees during the fiscal year ended September 30, 2009.  The amount of franchise fees earned (including continuing fees) during each of the periods presented was less than 1% of our consolidated net sales for each reporting period.

In connection with its sales of franchises in North America, the Company earned initial, one-time franchise fees of $260,000 and $145,000 in fiscal years 2009 and 2007, respectively. The Company did not earn any similar fees in 2008. At September 30, 2009, the Company had 162 franchisees in North America.

In addition, the Company earned continuing fees of approximately $1.7 million, $1.7 million and $1.4 million from its franchisees in Europe in fiscal year 2009, 2008 and 2007, respectively. At September 30, 2009, the Company had 25 franchisees in Europe. Such fees (generally 8-10% of the franchisees’ revenues) are intended to provide a reasonable return on merchandise sales by the Company to such franchisees and reimbursement for certain advertising costs incurred on behalf of the franchisees. Sales of merchandise to these franchisees are otherwise made at cost.

In future filings, the Company will disclose the amount of initial and continuing franchise fees earned during each period presented and the basis on which continuing franchise fees are calculated, if material.

Revenue Recognition, page F-13

10.       We note your accounting policy disclosure that revenue is recognized on certain merchandise that is shipped to customers when title and risk of loss passes to the customer. Please explain to us and clarify your disclosure to explain the point in time when title passes to merchandise being shipped. Please also tell us whether any merchandise is shipped directly from your suppliers (drop ship) without you ever taking possession of the merchandise. Refer to ASC 605.

Response:

On merchandise shipped to customers, title passes to customers generally upon the product leaving our warehouse. In future filings, we will expand our disclosure to read as follows:

“The Company also recognizes revenue on merchandise shipped to customers when title and risk of loss passes to the customer, generally upon shipment.”

On certain merchandise and equipment sales, product is shipped by our supplier directly to our customer (drop shipped). The Company does not recognize revenue on merchandise drop shipped until it receives reasonable assurance (generally based on communications with the supplier) that the product has been delivered to the customer. For the fiscal years 2009, 2008 and 2007, drop shipments were not material to the Company’s business.

Note 6. Share-Based Payments

11.       Please advise us why the total income tax benefit relating to stock compensation for fiscal 2007 was relatively larger in percentage terms than 2008 or 2009.  Likewise, help us understand why the tax benefit as a percentage of stock compensation expense is significantly different than your effective tax rate as disclosed in Note 16.  Please be detailed in your response, explaining the mechanics of your computation of the deferred tax benefit.

Response:

The income tax benefit reported in Note 6 in connection with stock based compensation for fiscal years 2009 and 2008 reflects reductions for stock options of the Company cancelled in connection with employee terminations and for stock options of the Company exercised during those years. Prior to such reductions, the gross income tax rates applicable to stock based compensation were 35.2% and 37.9% for FY2009 and 2008, respectively. After giving effect to such reductions, the income tax rates applicable to stock based compensation were 24.4% and 24.5% for FY2009 and 2008, respectively.

As described in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007, on November 16, 2006 we separated from Alberto-Culver Company (“Alberto-Culver”). We refer to our separation from Alberto-Culver as the Separation Transactions. Options cancelled or exercised during fiscal year 2007 were issued by our former parent, Alberto-Culver, prior to the Separation Transactions and, accordingly, such cancellations and exercises were recorded in additional paid-in capital and were not deducted from the income tax benefit relating to stock based compensation disclosed for that year. This treatment was consistent with our treatment of similar transactions directly or indirectly resulting from the Separation Transactions, such as the accelerated vesting of all Alberto-Culver stock options held by the Company’s employees at the time of the Separation Transactions.

The income tax benefit reported in Note 6 as a percentage of stock compensation expense reflects adjustments for options of the Company cancelled or exercised during each respective fiscal year (other than fiscal year 2007) as described earlier and is based principally on the Company’s U.S. tax rates since the substantial majority of the Company’s stock options had been awarded to its U.S.-based employees. The Company’s annual effective tax rates, on the other hand, relate to all jurisdictions in which the Company conducts business (some of which have higher or lower tax rates than the U.S.). Accordingly, the Company’s overall annual effective tax rates may be higher or lower than the tax rates applicable to its share based compensation expense.

The income tax rates applicable to stock based compensation expense (prior to the deductions described above for fiscal years 2009 and 2008) were 35.2%, 37.9% and 38.9% for FY2009, 2008 and 2007, respectively.

Note 9. Goodwill and Other Intangibles, page F-25

12.       Please explain to us how you performed the goodwill impairment test, specifically indicating whether you performed step one of the test on an Enterprise basis. Please be detailed in your explanation of how you applied the test and the level at which you test for impairment. If you use a component approach, explain how you determine components and whether and how they are grouped. See ASC 350-20-35-4. We may have further comment.

Response:

We performed the goodwill impairment test, following the guidance contained in ASC 350, Intangibles-Goodwill and Other, at the reporting unit level. For this purpose, we deemed a component of our Sally Beauty Supply and BSG operating segments to be a separate reporting unit only if it met the criteria in ASC 350-20-35-34. At September 30, 2009, none of the components of our operating segments met the criteria to be deemed a reporting unit for Step One of the test.

In addition, as prescribed by ASC 350-20-35-35, we assessed whether two or more of the components of our operating segment should be aggregated into a single reporting unit. Specifically, our determination of which components of our operating segments could be aggregated, for the purposes of Step One of the test, was based on the criteria contained in ASC 280-10-50-11. Accordingly, we aggregated into a single reporting unit any components of our operating segments that had similar economic characteristics. At September 30, 2009, all the components of each of our operating segments met this criterion for Step One of the test. Accordingly, we performed Step One of the test at the operating segment level.

The Company performed Step One of the goodwill impairment test by comparing the fair value to the carrying value of each operating segment’s equity. Due to the fact that the carrying value of our equity in the Sally Beauty Supply segment is a negative amount, the Company considered whether performing Step One of the test using a different approach (for example, the enterprise value approach) would have yielded a different result. The Company determined that the selection of an alternative approach would not have impacted its conclusions in Step One of the Company’s goodwill impairment test. Under either approach, no potential impairment of goodwill was apparent.

The Company is aware of the Staff’s views regarding the calculation of the fair value of a reporting unit in connection with a goodwill impairment analysis when the carrying value of such unit’s equity is a negative amount. In the future, whenever the carrying value of any of the Company’s reporting unit is negative, the Company will again consider whether an alternative fair value approach would be more appropriate.

Note 12. Long-Term Debt, page F-29

13.       We note your disclosure of the existence of covenants relating to your credit facilities and term loan agreements. Please also tell us whether there exists any cross-default provisions on your credit facilities and term loan agreements. If so, please disclose.

Response:

In future filings, the Company will add the following disclosure to the “Long-Term Debt” section in the Notes to Consolidated Financial Statements:

“The ABL facility, the senior term loan facilities as well as the Company’s 9.25% Senior Notes indenture and 10.5% Senior Subordinated Notes indenture, contain customary cross-default and/or cross-acceleration provisions.”

14.       We note you recorded a $1 million loss on the repurchase of $5.0 million par value of the 2016 notes. Please show us the loss calculation, including the calculation of the portion of deferred financing fees related to the debt. Note 12 suggests that the notes were not issued at a discount; please confirm or advise. If such notes were issued at a discount, please advise where the discount is classified on the balance sheet.

Response:

In January 2009, the Company made a mandatory prepayment on its senior term loans in the amount of $16.7 million. During the fiscal year ended September 30, 2009, the Company also made optional repayments in the aggregate amount of $45.0 million on its senior term loans. In addition, in May 2009, the Company repurchased $5.0 million par value of its 2016 senior subordinated notes. During the fiscal year ended September 30 2009, the Company recorded losses on extinguishment of debt in connection with all such repayments of debt in the aggregate amount of $1.0 million, including $121,800 in connection with its May 2009 repurchase of the 2016 notes. Please see Exhibit A for the calculation of the losses recorded during fiscal year 2009.

We confirm that the senior subordinated notes due in 2016 were issued at par.

Note 16. Income Taxes page F-38

15.       We note your valuation allowance was recorded to account for uncertainties regarding certain foreign loss carryforwards. It appears your valuation allowance is also accounting for other potentially non-recoverable deferred tax assets. Please advise and clarify future disclosure. Also, please disclose the amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes. See ASC 740-10-50-3a.

Response:

We confirm the Staff’s understanding and, in future filings, will expand our disclosure to indicate that our valuation allowance is used to account for uncertainties regarding the recoverability of certain foreign loss carry-forwards and other net deferred tax assets.

At September 30, 2009, the Company had total operating loss carry-forwards of $40.7 million, $39.3 million of which are subject to a valuation allowance. Operating loss carry-forwards of $18.1 million expire between 2012 and 2029, and $22.6 million have no expiration date. There were no net tax credit carry-forwards available at September 30, 2009.

In future filings, the Company will disclose the amounts and expiration dates of its operating loss carry-forwards and, if applicable, its tax credit carry-forwards.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 17

16.       We note that you have a Statement of Policy with respect to Related Party Transactions available on your website and that proposed related party transactions must be approved by the audit committee, disinterested members of the board of directors or the compensation committee, depending on the type of proposed transaction. Please disclose the policies and procedures utilized by such persons in reviewing and determining whether to approve related party transactions. In addition, please disclose whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. Refer to Item 404(b) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has proposed revised language below for its future filings to disclose the policies and procedures utilized by the Audit Committee, disinterested members of the Board of Directors and the Compensation Committee in reviewing and determining whether to approve related party transactions.  These policies and procedures are evidenced by the Statement of Policy with respect to Related Party Transactions which is disclosed in the first sentence of the “Statement of Policy with Respect to Related Party Transactions” section.  The proposed additional disclosure below will be added to this section:

“In approving, ratifying or rejecting a related party transaction or relationship, the relevant body considers whether the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party.

Transactions and relationships that are determined to be related party transactions are disclosed in the Company’s proxy statement.”

Ownership of Securities, page 51

17.       Please disclose the total number of outstanding shares on which the percentages of share ownership in the table are based.

Response:

In future filings, the Company will disclose the total number of outstanding shares on which the percentages of share ownership in the table are based.   For the Definitive Proxy Statement on Schedule 14A filed on December 11, 2009, the percentage of share ownership was based on 182,293,747 outstanding shares.

Form 10-Q for the Fiscal Period Ended December 31, 2009

Condensed Notes to Consolidated Financial Statements

Note 6. Goodwill and Other Intangibles, page 17

18.       Please explain the nature and reason for the reduction and reclassification of $22 million from goodwill during the first quarter of fiscal 2010.

Response:

Prior to October 1, 2009, the Company accounted for business combinations under the purchase method of accounting in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. On September 30, 2009, the Company completed its acquisition of Schoeneman Beauty Supply, Inc. (“Schoeneman”). The Company allocated the purchase price to the assets acquired and liabilities assumed based on their estimated preliminary fair values at the date of acquisition, in accordance with paragraph 35 of SFAS No. 141. As disclosed in Note 17 to the Company’s consolidated financial statements for the fiscal year ended September 30 2009, the final valuation of the assets acquired and liabilities assumed in the acquisition of Schoeneman was expected to be completed in fiscal year 2010.

In the first quarter of fiscal year 2010, the Company acquired sufficient additional relevant data about the intangible assets acquired (as a result of such valuation process) to identify additional intangible assets acquired (consisting of customer relations, distribution rights, trademarks and trade names and non-compete covenants) and to estimate the fair value thereof. Therefore, the Company revised its preliminary allocation of the purchase price and reclassified $22.2 million to other intangible assets, in accordance with paragraph 35 of SFAS No. 141. We further advise the Staff that, during the quarter ended March 31, 2010, the Company completed its valuation of the Schoeneman acquisition and reclassified an additional $720,000 to other intangible assets. This amount, and the amount reclassified during the quarter ended December 31, 2009, had been reported in goodwill pending completion of the formal valuation of the assets acquired and liabilities assumed, as permitted under SFAS 141.

In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to these filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions regarding our responses to the Staff’s comments set forth above, or should any member of the Staff need any additional information, please do not hesitate to call the undersigned at (940) 297-4436 at your convenience.

Very truly yours,

/s/ Janna S. Minton
Janna S. Minton
Vice President, Chief Accounting Officer and Controller

cc:                                 Milwood Hobbs, Staff Accountant

Andrew Mew, Accounting Branch Chief

Lilyanna L. Peyser, Attorney Advisor

Brigitte Lippmann, Special Counsel

Exhibit A

Sally Beauty Holdings, Inc.

SEC Letter dated April 20, 2010

For the years ended September 30, 2009, 2008 and 2007

Calculation of Loss on Debt Repayment (dollars in thousand)

Debt Repayment Date	Debt Class	Repayment Price	Repayment Amount	Original Debt	Repayment Ratio	Unamortized Deferred Financing Fees (1)	Financing Fees to be Expensed (2)	Original Issue Discount (Premium)	Repurchase Price Discount	Total Loss
			(a)	(b)	(c) = (a) / (b)	(d)	(e) = (c) * (d)	(f)	(g)	(h) = (e) + (f) + (g)
1/23/2009	Term A	100.00	10,348	150,000	6.8987%	1,888	130	—	—	130
1/23/2009	Term B	100.00	6,346	920,000	0.6898%	15,544	107	—	—	107
5/29/2009	Term A	100.00	4,959	150,000	3.3060%	1,636	54	—	—	54
5/29/2009	Term B	100.00	3,041	920,000	0.3305%	14,446	48	—	—	48
6/30/2009	Term A	100.00	10,537	150,000	7.0247%	1,574	111	—	—	111
6/30/2009	Term B	100.00	6,463	920,000	0.7025%	14,172	100	—	—	100
9/30/2009	Term A	100.00	407	150,000	0.2713%	1,432	4	—	—	4
9/30/2009	Term B	100.00	19,593	920,000	2.1297%	13,365	285	—	—	285

5/7/2009	10.5% 2016 Senior Subordinated notes	99.75	5,000	280,000	1.7857%	7,520	134	—	13	121
			66,694				973	—	13	960

(1) Unamortized deferred financing fees are net of amortization expense from the debt inception date through each debt repayment date (the date of calculation).

(2) Represents the portion of unamortized financing fees attributed to each repayment amount.